Exhibit 99.3

CONSENT OF BOENNING & SCATTERGOOD, INC.

We hereby consent to the use of our fairness opinion included as Annex C to the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 relating to the proposed merger of Yardville National Bancorp with and into The PNC Financial Services Group, Inc. and to the reference to our firm’s name under the captions “Background of the Merger,” “Yardville’s Reason’s for Merger; Recommendation of the Yardville Board of Directors,” “Opinion of Yardville’s Financial Advisors,” and “Compensation of Boenning & Scattergood, Inc.” in such Proxy Statement/Prospectus. In giving such consent, we do not admit and we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

Boenning & Scattergood, Inc.

By:	/s/ Boenning & Scattergood, Inc.

West Conshohocken, Pennsylvania

July 18, 2007